May 12, 2025

Marilu Brassington
Chief Financial Officer
Ridepair Inc.
2617 Ocean Park Blvd, Suite 1011
Santa Monica, CA 90405

       Re: Ridepair Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed April 22, 2025
           File No. 024-12555
Dear Marilu Brassington:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 7, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Business Plan, page 31

1. We note your response to prior comment 1 and revisions to page 31. Please provide the basis for your hypothetical on page 31 stating that a driver would get approximately $13.40 per detour and a passenger would receive $6.60. Description of Securities
Preferred Stock
Series B Preferred Stock, page 43

2. We note your revisions to the description of the Series B Preferred Stock. We also note your disclosure that the first dividend payment will be made in "Series B
 May 12, 2025
Page 2

       Preferred Stock." Please revise to clarify whether this reference to "Series B Preferred
       Stock" is intended to reference the Series B Preferred Stock (   in-kind
  ).
        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Dennis Gluck, Esq.